Exhibit 99.1

MiX Telematics Limited
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code: MIX      ISIN: ZAE000125316
NYSE share code: MIXT
(“MiX Telematics” or the “company”)

NOTICE IN TERMS OF SECTION 45(5)(a) OF THE COMPANIES ACT 71 OF 2008 (“THE ACT”)

In terms of the provisions of section 45(5)(a) of the Act and pursuant to the special resolution passed at the annual general meeting of the company held on 17 September 2014 authorising the board of directors (“the board”) to provide direct or indirect financial assistance to related and inter-related parties, notification is hereby given by MiX Telematics that the board has adopted a resolution in terms of section 45(3)(b) of the Act authorising the company to grant a loan of R58 000 000.00 to MiX Telematics Africa Proprietary Limited, a wholly-owned subsidiary of MiX Telematics, for the purposes of acquiring the business of Compass Fleet Management Proprietary Limited.  The granting of the loan constitutes financial assistance in terms of section 45 of the Act, which financial assistance exceeds one tenth of one percent of the company’s net worth.

In accordance with section 45 of the Act, the board is satisfied and acknowledges that:

(i)	immediately after providing such financial assistance, MiX Telematics would have satisfied the solvency and liquidity test as provided for in section 4 of the Act, and

(ii)	the terms under which such financial assistance has been given are fair and reasonable to MiX Telematics.

12 February 2015

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